Exhibit 99.2

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
MOGO FINANCE TECHNOLOGY INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 18, 2018

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Finance Technology Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual and Special Meeting of Shareholders held on June 18, 2018 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Minhas Mohamed

Praveen Varshney

Tom Liston

Matthew Bosrock

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	7,498,219	99.86%	10,566	0.14%
Gregory Feller	7,494,469	99.81%	14,316	0.19%
Minhas Mohamed	7,501,685	99.91%	7,100	0.09%
Praveen Varshney	7,491,426	99.77%	17,359	0.23%
Tom Liston	7,498,219	99.86%	10,566	0.14%
Matthew Bosrock	7,501,985	99.91%	6,800	0.09%

2.	Appointment of Auditor

MNP LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Details of the vote are as follows:

Votes For	% For	Votes Withheld	% Withheld
8,413,534	99.91%	7,217	0.09%

3.	Amendment to Stock Option Plan

An ordinary resolution approving an amendment to the Company's stock option plan, as more fully described in the management information circular of the Company dated May 14, 2018 (the "Circular").

Details of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,158,530	95.34%	350,255	4.66%

4.	Amendment to Restricted Share Unit Plan

An ordinary resolution approving an amendment to the Company's restricted share unit plan, as more fully described in the Circular.

Details of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,162,080	95.38%	346,705	4.62%

5.	Amendment to Postmedia Warrants

An ordinary resolution approving an amendment to the warrants held by Postmedia Network Inc., as more fully described in the Circular.

Details of the vote are as follows:

Votes For	% For	Votes Against	% Against
7,268,808	96.80%	239,977	3.20%

DATED June 18, 2018.

MOGO FINANCE TECHNOLOGY INC.

(signed)

David Feller

Chief Executive Officer